Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Statement Re Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

	Year Ended
	2010	2009	2008 (1)	2007	2006
Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$150.5	$764.0	$(1,138.4)	$685.2	$729.8
Distributed income of equity investees	—	—	—	31.2	85.6
Interest expense on debt	57.3	70.8	82.1	73.0	50.1
Interest portion of rental expense	11.0	13.4	13.1	18.3	16.4
Earnings (loss)	$218.8	$848.2	$(1,043.2)	$807.7	$881.9
Interest expense on debt	$57.3	$70.8	$82.1	$73.0	$50.1
Interest portion of rental expense	11.0	13.4	13.1	18.3	16.4
Fixed charges	$68.3	$84.2	$95.2	$91.3	$66.5
Ratio of earnings to fixed charges	31.2	10.1	—	8.8	13.3

(1)                                  Earnings were inadequate to cover fixed charges by $1,138.4 for the year ended December 31, 2008.